 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 _________________

AMENDMENT NO. 2

SCHEDULE TO TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

_________________

SELECTIS HEALTH, INC.

(Exact name of subject company (issuer)

Black Pearl Equities, LLC, Offeror

(Name of filing person)

Common Stock, CUSIP #816291108

(Title of class of securities)

 _________________

Abraham Schwartz, President and Chief Executive Officer

Black Pearl Equities, LLC

901 Myrtle Avenue

Brooklyn, New York 11206

Phone: (212) 235-1367

E-mail: to@blackpearlequities.com

(Name, Address, Including Zip Code and Telephone Number,

Including Area Code, of Agent for Service)

WITH COPIES OF ALL CORRESPONDENCE TO:

Lance Jon Kimmel, Esq.

PULLP, LLC

111 Broadway, 8th Floor

New York, New York 10006

Phone: (310) 557-3059

E-mail: lkimmel@seclawfirm.com

Check the appropriate boxes below to designate any transactions to which the statement relates:

{x} third party tender offer subject to Rule 14d-1

{  } issuer tender offer subject to Rule 13e-4

{  } going private transaction subject to Rule 13e-3

{  } amendment to Schedule 13D under Rule 13d-2 .

Check the following box if the filing is a final amendment reporting the results of the tender offer {x}

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

{ } Rule 13e-4(1) (Cross-Border Issuer Tender Offer)

{ } Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Previously paid	Previously paid

The filing fee was previously calculated and paid in connection with the filing of the Schedule TO on March 10, 2026

 GENERAL NOTE

This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on March 10, 2026, as amended on March 13, 2026 (as amended, the "Schedule TO"), by Black Pearl Equities, LLC, a New York limited liability company (the "Offeror" or "Purchaser"), relating to the offer by the Purchaser to purchase not less than 51% and up to 100% of all outstanding shares of common stock (the "Shares") of Selectis Health, Inc., a Utah corporation (the "Company"), at a purchase price of $5.05 per Share, in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2026 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which were attached as Exhibits 4 and 1, respectively, to the Schedule TO.

The information set forth in the Schedule TO, including all prior amendments thereto, is hereby incorporated by reference in response to all items in this Amendment, except as specifically provided herein.

All capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO, as applicable.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented to add the following:

On May 1, 2026, the Purchaser terminated the Offer. The Offer was terminated because of the failure of the Company to satisfy certain conditions of the offering, specifically, (i) its inability to amend its Amended and Restated Articles of Incorporation or obtain a waiver such that no transfer or ownership limitation (including any 9.8% cap) applies to any shares acquired by Black Pearl in the tender offer; and (ii) the inability of the Company’s Board of Directors to irrevocably waive any charter provision that would otherwise cause any tendered and accepted shares to be voided, transferred to a trust, or have their voting or economic rights impaired, which conditions were not waived by the Purchaser.

No Shares have been accepted for payment, and no consideration has been paid to any tendering stockholder in connection with the Offer. Any Shares that were tendered pursuant to the Offer will be promptly returned to the tendering stockholders.

The Purchaser reserves the right, in its sole and absolute discretion, but undertakes no obligation, to commence a new offer with respect to the Company in the future. See Item 6.

Item 2. Subject Company Information.

Not amended.

Item 3. Identity and Background of Filing Person.

Not amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

On May 1, 2026, the Purchaser terminated the Offer because of the failure of the Company to satisfy certain conditions of the offering, specifically, (i) its inability to amend its Amended and Restated Articles of Incorporation or obtain a waiver such that no transfer or ownership limitation (including any 9.8% cap) applies to any shares acquired by Black Pearl in the tender offer; and (ii) the inability of the Company’s Board of Directors to irrevocably waive any charter provision that would otherwise cause any tendered and accepted shares to be voided, transferred to a trust, or have their voting or economic rights impaired, which conditions were not waived by the Purchaser.

No Shares have been accepted for payment, and no consideration has been paid to any tendering stockholder in connection with the Offer. Any Shares tendered pursuant to the Offer will be promptly returned to the tendering stockholders. The Depositary for the Offer, Equiniti Trust Company, LLC, will return all tendered Shares to the registered holders thereof as promptly as practicable.

The Purchaser reserves the right, in its sole and absolute discretion, but undertakes no obligation, to commence a new offer with respect to the Company in the future. See Item 6.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Not amended.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and supplemented to add the following:

Notwithstanding the termination of the Offer, the Purchaser reserves the right, in its sole and absolute discretion, but undertakes no obligation, to commence a new tender offer or take such other actions with respect to the Company as it may deem appropriate in the future, subject to applicable law. No assurance can be given that the Purchaser, or any affiliate thereof, will commence any such offer or take any such other actions in the future.

Item 7. Source and Amount of Funds or Other Consideration.

Not amended.

Item 8. Interest in Securities of the Subject Company.

Not amended.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Not amended.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On May 1, 2026, the Purchaser issued a press release announcing the termination of the Offer. A copy of the press release is filed as Exhibit (a)(5)(i) hereto and is incorporated herein by this reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

Exhibit Number	Description
(a)(5)(i)	Press Release issued by Black Pearl Equities, LLC, dated May 1, 2026, announcing the termination of the Offer

 SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2026

BLACK PEARL EQUITIES, LLC

By: /s/ Abraham Schwartz
Abraham Schwartz
President and Chief Executive Officer